June 4, 2010

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	The Babcock & Wilcox Company

RE:	Registration Statement on Form 10
(File No. 001-34658)
Response to Staff Comments

Set forth below are responses from The Babcock & Wilcox Company (the “Company,” “we” or “us”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated June 1, 2010, concerning Amendment No. 2 to the Company’s Registration Statement on Form 10 filed on May 21, 2010 (“Amendment No. 2”) and Amendment No. 3 to the Company’s Registration Statement on Form 10 filed on May 23, 2010 (“Amendment No. 3”).

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response. The Comments are highlighted in bold. All pages referenced in the responses set forth below refer to the pages of Amendment No. 4. We have sent to your attention three hard copies of Amendment No. 4 (clean and marked).

Amendment No. 2 to Registration Statement on Form 10

Management’s Discussion and Analysis …, page 58

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009 –

Power Generation Systems, page 65

Comment 1.

We reference your discussion on pages 65 and 68 that the reductions in orders booked followed a Federal Appeals Court’s overturning of the Clean Air Interstate Rule, the Clean Air Mercury Rule and the Industrial Boiler Rule on Maximum Achievable Control Technology. You further indicate that the overturning of these rules and regulations, along with the uncertainty of any new legislation or replacement rules or regulations, has caused many of your major customers, principally electric utilities, to delay making substantial capital expenditures for new plants, as well as upgrades to existing power plants. Please revise to discuss the impact that this is expected to have on your future operations.

Response 1.

We have revised pages 65 and 68 of Amendment No. 4 to discuss the impact that we expect the overturning of these rules and regulations to have on our future operations.

Interim Financial Statements

Note 1 The Company, Basis of Presentation and Principles of Combination, page F-61

Comment 2.

Please revise to include an affirmative statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to instruction 2 to Rule 10-01(b)(8) of Regulation S-X.

Response 2.

We have added this statement on page F-61 of Amendment No. 4.

Exhibits

Comment 3.

Please tell us where you included:

•	The schedules referenced in exhibits 10.3 and 10.4;

•	The exhibits referenced in exhibits 10.5, 10.6 and 10.7;

•	The exhibits missing from exhibit 10.16; and

•	The schedules missing from exhibit 10.17.

Response 3.

We have refiled exhibits 10.3, 10.4, 10.5, 10.6, 10.7, 10.16 and 10.17. The refiled exhibits include the referenced exhibits and schedules.

Acknowledgements

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10, as amended;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10, as amended; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the information contained in this letter, together with the revised disclosures in Amendment No. 4, is responsive to the Comments. In addition to reflecting the responses to the Comments described above, Amendment No. 4 includes other changes that are intended to update, clarify or render more complete the information contained therein.

Please call Ted W. Paris or James H. Mayor of Baker Botts L.L.P. at (713) 229-1838 or (713) 229-1749, respectively, if you have any questions regarding this submission.